March 10, 2005

Mail Stop 0409

VIA U.S. MAIL AND FAX (704) 366-5056

Marc E. Bercoon
Chief Financial Officer
RCG Companies Incorporated
6836 Morrison Blvd., Suite 200
Charlotte, NC 28211-2668

Re: RCG Companies Incorporated
 Form 10-K for the year ended June 30, 2004
 Form 10-K/A for the year ended June 30, 2004
 Form 10-Q for the quarter ended September 30, 2004
     Form 10-Q for the quarter ended December 31, 2004
     File No. 001-8662

Dear Mr. Bercoon:

    We have reviewed your response letter dated March 7, 2005
and
have the following additional comments. As previously stated, we
think you should revise your documents in response to these
comments
in future filings where indicated. If you disagree, we will
consider
your explanation as to why our comment is inapplicable or a
revision
is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide
us
with supplemental information so we may better understand your
disclosure. After reviewing this information, we may or may not
raise additional comments.

 Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other
aspect
of our review. Feel free to call us at the telephone numbers
listed
at the end of this letter.

Form 10-K for the year ended June 30, 2004
Form 10-K/A for the year ended June 30, 2004

Liquidity and Capital Resources, page 18

1. In response to our prior comments 12 and 13, you indicate that
you
considered the discounted value of the service contract obligation
with MyTravel Canada of $3.8 million to be part of the purchase
consideration. Clarify to us the basis for your conclusion under
SFAS 141 and why this contract is not being accounted for as an
executory contract. In addition, you indicate that you concluded
that the value of the "direct services" provided under the
contract
had a fair value of $700,000. What is the value of the service
arrangement and relationship in total and if that value differs
from
the $3.8 million, why did the company agree to those terms and why
is
the difference recorded as goodwill?

Auditors Report, page 22

2. Please confirm to the staff your intention to amend your Form

10-K
filing for June 30, 2004 to include the report of the accountants
that the principal accountants were relying upon.

*   *   *   *

As appropriate, please respond to these comments within 10
business days or tell us when you will provide us with a response.
Please furnish a cover letter with your proposed revisions for
future
filings that keys your responses to our comments and provides any
requested supplemental information. Detailed cover letters
greatly
facilitate our review. Please file your cover letter on EDGAR.
Please understand that we may have additional comments after
reviewing your responses to our comments.

You may contact James Webster, Staff Accountant, at (202)
824-
5574 or myself at (202) 942-1964 if you have questions regarding
comments on the financial statements and related matters.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant